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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K


         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES AND EXCHANGE ACT OF 1934 FOR THE
                  FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                           COMMISSION FILE NO. 0-2525




A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       Huntington Bancshares Incorporated
               Deferred Compensation Plan and Trust for Directors



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                                Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287


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                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS


                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                                                Page
                                                                                                ----

        Report of Independent Auditors                                                             3

        Statements of Financial Condition -
          December 31, 1998 and 1997                                                               4

        Statements of Income and Changes in Plan Equity-
          For the years ended December 31, 1998, 1997, and 1996                                    5

        Notes to Financial Statements                                                              6

        Exhibit
          Consent of Independent Auditors                                                         11


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                         Report of Independent Auditors


Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors (the Plan) as of December 31, 1998 and 1997, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors at December 31, 1998 and 1997, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP


Columbus, Ohio
March 30, 1999



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







                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                        STATEMENTS OF FINANCIAL CONDITION


                                                           December 31,
                                                        1998            1997
                                                     -----------     -----------
ASSETS
------
Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 478,174 shares in
  1998 and 444,407 shares in 1997;
  Cost: $5,438,506 in 1998
  and $5,026,786 in 1997 (Note 4)                    $14,374,931     $15,998,399

Accrued dividends and interest receivable                 94,780          88,227

Cash and cash equivalents (Note 2)                           191          30,052
                                                     -----------     -----------

        TOTAL ASSETS                                 $14,469,902     $16,116,678
                                                     ===========     ===========


LIABILITIES AND PLAN EQUITY
---------------------------

Stock purchase payable                               $    94,733     $   118,242

Plan Equity                                           14,375,169      15,998,436
                                                     -----------     -----------

        TOTAL LIABILITIES AND PLAN EQUITY            $14,469,902     $16,116,678
                                                     ===========     ===========


See notes to financial statements.



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



                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                      Years ended December 31,
                                                 1998            1997            1996
                                             ------------    ------------    ------------
Investment income:
   Cash dividends on Huntington Bancshares
     Incorporated Common Stock               $    374,283    $    334,416    $    295,032
   Interest                                           754             370             215
                                             ------------    ------------    ------------
                                                  375,037         334,786         295,247

Realized gains on investments (Note 4)            739,915         344,292         147,224

Unrealized (depreciation) appreciation of
investments (Note 4)                           (2,035,188)      4,951,471       1,658,904

Contributions                                     549,375         491,688         424,726

Distributions                                  (1,252,406)       (564,902)       (265,802)
                                             ------------    ------------    ------------

Net (decrease) increase in Plan Equity         (1,623,267)      5,557,335       2,260,299

Plan Equity - Beginning of Period              15,998,436      10,441,101       8,180,802
                                             ------------    ------------    ------------

Plan Equity - End of Period                  $ 14,375,169    $ 15,998,436    $ 10,441,101
                                             ============    ============    ============



See notes to financial statements.


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


                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1998


Note 1 - Summary of Accounting Policies
---------------------------------------

Description of the Plan
-----------------------

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors (the "Plan") was adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on September 15, 1986, to be effective on that date. The Plan was subsequently amended on August 19, 1987, and April 25, 1991. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington National Bank (the "Trustee"). The Plan provides each director of Huntington's participating affiliates (a "Director") with the option to defer receipt of all or a portion of the compensation payable to him or her for services as a Director. Huntington transfers an amount equal to one hundred twenty-five percent (125%) of the compensation deferred pursuant to the Plan to a trust fund administered by the Trustee.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property which the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director which reflects such Director's share of assets held in his or her account in the Plan.

The Plan is administered by a committee of the Huntington Board of Directors (the "Committee") consisting of not fewer than three members. As of March 30, 1999, the members of the Committee were Timothy P. Smucker, Chairman, George A. Skestos, and Don Conrad. The members of the Committee are appointed annually by the Board of Directors of Huntington (the "Board") and serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director's account in the event such Director requests a hardship distribution.

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Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.

Effective April 25, 1991, the Plan was amended to exclude directors of Huntington from future participation in the Plan. Contributions previously made on behalf of Huntington Directors, and related earnings thereon, were not affected by the amendment.

Investments
-----------

As of December 31, 1998 and 1997, Plan assets were primarily invested in shares of common stock of Huntington ("Common Stock"). These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The cost of specific investments sold is used to compute realized gains and losses.

Distributions
-------------

Distributions in the form of Common Stock are reported at market value.

Income and Expenses
-------------------

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $15,000, $35,473, and $24,230 for 1998, 1997, and 1996, respectively.

Note 2 - Cash Equivalents
-------------------------

The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Money Market Funds.

Note 3 - Federal Income Taxes
-----------------------------

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matched contributions are made to the Plan, when Common Stock is purchased for a Director's account, or when dividends are paid to a Director's account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director. Huntington has received a ruling from the Internal Revenue Service that the operation of the Plan has the tax consequences described above.

Huntington is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred


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pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.


Note 4 - Net Realized and Unrealized Appreciation of Investments
----------------------------------------------------------------

The following tables summarize the net realized and unrealized appreciation of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 1998:

                                          1998          1997          1996
                                        ----------   ----------   ----------
Aggregate proceeds                      $1,252,406   $  564,902   $  265,768
Aggregate cost                             512,491      220,610      118,544
                                        ----------   ----------   ----------

Net realized gains                      $  739,915   $  344,292   $  147,224
                                        ==========   ==========   ==========


                                          1998             1997          1996
                                      ------------    ------------   ------------
Market value                          $ 14,374,931    $ 15,998,399   $ 10,362,656
Cost                                     5,438,506       5,026,786      4,342,514
                                      ------------    ------------   ------------

Accumulated unrealized appreciation   $  8,936,425    $ 10,971,613   $  6,020,142
                                      ============    ============   ============

Change in accumulated unrealized
  appreciation between years          $ (2,035,188)   $  4,951,471   $  1,658,904
                                      ============    ============   ============


Note 5 - Year 2000 (Unaudited)
------------------------------

The Year 2000 problem is the result of many existing computer programs using only the last two-digits, as opposed to four digits, to indicate the year. Such computer systems may be unable to recognize a year that begins with "20" instead of "19". If not corrected, many computer programs could cause systems to fail or other computer errors, leading to possible disruptions in operations or creation of erroneous results.

Huntington, in an enterprise-wide effort, is taking steps to ensure that its internal systems are secure from such failure and that its current products will perform. Huntington's Year 2000 Plan addresses all systems, software, hardware, and infrastructure components, including those of the Plan. Huntington, on behalf of the Plan, prioritized the various systems that could be affected by the Year 2000, including those maintained


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

by the Plan's third party vendors, suppliers, and service providers. Efforts to ensure compliance of core systems deemed critical have been substantially completed. In addition, Huntington is presently working with the Plan's business partners and suppliers to ensure the potential problem is adequately addressed. None of the costs associated with compliance efforts have been or will be borne by the Plan.

The Year 2000 problem is unique in that it has never previously occurred; thus, it is not possible to completely foresee or quantify the overall or any specific financial or operational impacts to Huntington, the Plan, or to third parties which provide critical services to the Plan. Huntington has, however, implemented several proactive processes to identify and mitigate risk involving systems and processes over which it has control. Huntington's senior management believes successful modifications to existing systems and conversions to new systems will substantially reduce the risk of Year 2000 disruption to the systems or processes of Huntington and the Plan.




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




                                   SIGNATURES
                                   ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       HUNTINGTON BANCSHARES INCORPORATED
                         DEFERRED COMPENSATION PLAN AND
                               TRUST FOR DIRECTORS




Date:  March 30, 1999                   By:   /s/ Richard A. Cheap
      -----------------                     ---------------------------------
                                            Richard A. Cheap
                                            General Counsel and Secretary
                                            Huntington Bancshares Incorporated

                                             Exhibit to the Annual Report
                                             (Form 11-K) of the
                                             Huntington Bancshares
                                             Incorporated Deferred
                                             Compensation Plan and Trust
                                             for Directors for the year
                                             ended December 31, 1998

                         Consent of Independent Auditors


We consent to the incorporation by reference in Post-Effective Amendment No. 2 to the Registration Statement (Form S-8 No. 33-10546) pertaining to the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors and in the related Prospectus of our report dated March 30, 1999, with respect to the financial statements of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                                           /s/ Ernst & Young LLP





Columbus, Ohio
March 30, 1999




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